SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Management Proposal & Call Notice

Version 1.0
10/18/2017

ELET3 & ELET6
NÍVEL 1
BOVESPA BRASIL

EBR & EBR.B
LISTED
NYSE

LATIBEX
XELTO & XELTB

Corporate Sustainability Index
ISE 2017

Pacto Global
Rede Brasileira

Índice de Ações com Governança Corporativa Diferenciada
IGC

Management Proposal & Call Notice | 168th Extraordinary General Meeting

 CONTENTS

INVITATION	3
CALL NOTICE	26
MANAGEMENT PROPOSAL FOR 168TH EXTRAORDINARY GENERAL MEETING	51
1. Procedures inherent to the Special Shareholders’ Meeting called hereby	51
1.1. Installation of the Extraordinary General Meeting	51
1.2. Qualification and Participation in the Extraordinary General Meeting	51
1.3. Representation in the Extraordinary General Meeting	54
1.4. Remote Voting	54
2. Clarifications on the Matters to be discussed in the Agenda	56
2.1. Eletrobras’ Legal Superintendence Opinion	58
2.2. Management Conclusion on the Bylaws Reform	58

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

INVITATION

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS, invites its shareholders to participate in its 168th Extraordinary General Meeting, as indicated below:

Date: November 30th, 2017

Time: 2:00 p.m (Brasilia Time)

Venue: Eletrobras Headquarter, SCN Setor Comercial Norte, Quadra 06, Conjunto A, Block A, 6th and 8th floors – Venâncio 3000 Building, Asa Norte, ZIP CODE: 70716-900, Brasília-DF.

Matters to be discussed:

Deliberate on the comprehensive bylaws reform, by amending, adding, renumbering or excluding the following chapters, articles, items and paragraphs:

(i) wording adjustment in the title of Chapter I;

(ii) inclusion, in article 2, of reference to current legislation;

(iii) alteration of article 3, as follows:

a. inclusion in the caput wording of §7 of the same article;

b. §1 amendment to adapt the provision to art. 2 of Law 12,688/12;

c. §3 amendment for remission to the Competence Policy in substitution of the established limit

d. exclusion of the exception mentioned in §4

e. amendment in §5 disregarding the term "as far as possible, uniform"

f. §6 amendment with references to the law, Bylaws and Policy of Indication

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

g. exclusion of §7 with its inclusion in the caput of the article;

(iv) alteration of article 4, as follows:

a. item I change to suit the provisions of the current Civil Code;

b. item V change to include the term "corporate interest"

c. wording adjustment in item VI with the removal of the "and"

(v) wording adjustment in the title of Chapter II

(vi)  Art. 5 amendment as follows:

a. exclusion, in the caput, of the functions no longer exercised by Eletrobras

b. exclusion of items I and II since the wording is included in the social purpose (art 4, item I)

c. exclusion of item III as it is attributed to “ Empresa de Pesquisa Energética (EPE) - Law 10,847/04.

d. renumbering and change in item IV with redefinition regarding the programs of access to electric energy;

e. transfer of wording of item V to art 4 with the inclusion of the "and";

f. exclusion of items VI and VII since the functions are no longer exercised by Eletrobras;

g. renumbering and change of item VIII reinforcing the company's sustainable role

h. renumbering and change of item IX with the inclusion of CEPEL's role;

i. exclusion of item X since the functions are no longer exercised by Eletrobras;

j. renumbering and change of item XI to redefine the role regarding the efficiency of the energy usage by consumers;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

k. transfer of item XII to art. 4, with change considering the rational use and implementation of intelligent energy grids;

l. inclusion of a new item referring to the obligation to prepare and disclose the Code of Ethics and Conduct of Eletrobras companies;

m. inclusion of a new item that requires the observance and accomplishment with the Compliance Program of Eletrobras companies;

n. inclusion of a new item for attendance regarding the transparency requirements under the terms of art. 8 of Law 13,303/16 and art. 13 of Decree 8,945/16;

o. inclusion of a new item to ensure that companies act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies, with the Foreign Corrupt Practices Act of 1977 of the United States of America (FCPA) and Brazilian anti-corruption legislation;

(vii) inclusion of article stating that Eletrobras must take all reasonable measures to ensure that all those acting on its behalf proceed in accordance with the provisions of the Code of Ethics and Conduct of Eletrobras Companies, the FCPA and Brazilian anti-corruption legislation;

(viii) wording adjustment in the title of Chapter III

(ix) renumbering Arts 6 and 7

(x) change of §1 of art. 7 on the hiring of financial institution responsible for the custody of shares;

(xi) renumbering and wording adjustment of art. 8;

(xii) wording adjustment of §1 and 2 of art. 8 with the replacement of the term "equity" to "owned capital"

(xiii) renumbering of art. 9;

(xiv) change in § 1 art. 9, with the replacement of the term "legal entities of domestic public law for the taking of shares of Eletrobras" to "all of Eletrobras' shareholders, in proportion to their shareholding participation";

(xv) renumbering Articles 10, 11 and 12;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(xvi) renumbering and alteration of art. 13 based on CVM Instruction 567/15 of 17 September, 2015;

(xvii) renumbering of art. 14;

renumbering the title of Chapter IV, of the Administration

(xviii) renumbering arts. 15 and 16;

(xix) inclusion of paragraph in art. 16 establishing the model of proof of the requirements of the administrators

(xx) renumbering and alteration of art. 16, § 2 to comply with art. 17 of Law 13,303/16 and articles 28 and 29 of Decree 8,945/16, in addition to the inclusion of the following provisions in mentioned article:

a. inclusion of paragraph stating that the additional requirements for appointment of Board of Directors members are deliberated in the Shareholders Meeting;

b. inclusion of paragraph establishing the conditions for investiture in the position of Officer and President pursuant to art. 24, item II of Decree 8,945/16;

(xxi) renumbering of § 3 art. 16 as new article

(xxii) transfer of art. 17, its clauses and paragraphs, from Chapter "From Management" to the Chapter "From the Board of Directors", with its consequent renumbering aiming at the sequence of related matters:

a. art. 17, caput, alteration of the number of board of directors members and compliance with current legislation;

b. item I, alteration of the number of board members appointed by the Ministry of Mines and Energy (MME), establishing the number of members that must meet the conditions set forth in art. 25 of Law 13,303/16 and in art. 39 of Decree 8,945/16;

c. item II: wording adjustment due to changes in the body name;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

d. item III: change in order to include the need that the election by common minority shareholders of the candidate meet the requirements of Law 13,303/16;

e. item IV: amendment in order to include the need for the candidate nomination, by the preferred minority shareholders,  meet the requirements of Law 13,303/16 and clarify that for the quorum of the election, the controlling shareholders must be excluded pursuant to Law 6,404/76;

f. §3: amendment with the inclusion of the term for access by the board of director member elected by the employees to the minutes of the meeting and the documents related to the deliberations;

g. inclusion of paragraph stating the minimum percentage of independent counselors, pursuant to  Law 13,303/16;

h. inclusion of paragraph stating that the MME may appoint the independent members of the Board of Directors in case the others shareholders do not do it, according to §4, art. 36 of Decree 8,945/16;

(xxiii) transfer of art. 18 and its sole paragraph, from the Chapter "From Administration" to the "Executive Board" Chapter, with its consequent renumbering, aiming the sequence of related matters:

(xxiv)  change of art. 18, caput with regard to the adequacy of the mechanism to the current legislation, establishing the number of members of the Executive Board;

(xxv) renumbering and wording adjustment of art. 20;

(xxvi) wording adjustment of §4 art. 20;

(xxvii) renumbering and alteration of art. 19, with the extension of the presentation of the goods annual declaration to CEP/PR and Federal Accounts Court (TCU);

(xviii) renumbering of art. 21;

(xxix) wording adjustment of §1, §2 and §3 of article 21

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(xxx) inclusion of article, caput and sole paragraph, which deal with specific training of the administrators in possession and every year and the prohibition of their renewal in case of non-participation, respectively, according to art. 42, caput, items and sole paragraph of Decree 8,945/16;

(xxxi) renumbering of art. 22;

(xxxii) inclusion of article that deals with the accountability of the managers in case of creation of salary advantages without forecast or in disagreement with the established in the labor contracts, collective agreement, plan of positions and salaries and current legislation;

(xxxiii) renumbering and alteration of art. 24, caput and item III to include the limit of remunerated participation in the boards according to current legislation;

(xxxiv) renumbering of Chapter V title

(xxxv) renumbering and alteration of art. 23, with extension of the attribution established in the article, to the subsidiaries;

(xxxvi) amendment of § 1  art. 23, for inclusion of Internal Audit Annual Activity Plan (PAINT) and Internal Audit Annual Activity Report (RAINT) analysis;

(xxxvii) change Art 24 of Bylaws as follows:

a. exclusion of items I and II in view of the existing legislation already available on the subject;

b. renumbering and alteration of sole paragraph according to art. 34 of Decree No. 8,945/16, which establishes the limit of the monthly remuneration;

c. inclusion of a paragraph stating that the members of the Board of Directors will have reimbursed their travel and stay expenses;

(xxxviii) renumbering and alteration of art. 25 with the inclusion of the term "three meetings interspersed in the last 12 meetings";

(xxxix) renumbering and alteration of art. 26, as follows:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

a. caput: including the observance of the law

b. amendment of item II with the extension of the exploration in "transmission" and "distribution" and inclusion of the "permission" regime;

c. inclusion of item establishing competence to resolve on the shareholders' agreements to be signed by Eletrobras, its subsidiaries or controlled companies;

d. renumbering of item III;

e. renumbering and alteration of item IV with remission of the limits of competence of the Board of Directors the Competence Policy;

f. renumbering and alteration of item V with approval subject to the Competence Policy and inclusion of the terms "financing" and "controlled or non-controlled companies, to which it participates";

g. inclusion of item establishing competence of the Board of Directors to approve, in compliance with the Competence Policy, the contracting of loans or financing, in country or abroad, of controlled companies;

h. renumbering and alteration of item VI with reference to the Competence Policy and inclusion of the term "corporate interest of Eletrobras in the energy sector";

i. renumbering of item VII;

j. renumbering and alteration of item VIII for compliance with the bylaws;

k. renumbering and wording adjustment of item IX;

l. renumbering of items X and XI;

m. renumbering and alteration of art. 26, item XII with observance of the Competence Policy regarding the sale of movable property;

n. inclusion of item establishing competence to deliberate on making and accepting donations with or without charges, in compliance with the provisions of the Compliance Manual and the Code of Ethics and Conduct of Eletrobras Companies, as well as in the Competence Policy;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

o. exclusion of item XIII as the topic was included in two of the powers of the Board of Directors that deal with the approval of the Strategic Plan and the Business and Management Master Plan (PDNG) and the investment projects of Eletrobras and its subsidiaries in accordance with the Competence Policy;

p. renumbering, unfolding and alteration of art. 26, item XIV with inclusion of item that deals with the request for information on contracts entered into or in the process of execution and any other acts;

q. inclusion of an item establishing competence to implement and supervise risk management systems, internal controls and compliance accordance with art. 32, item II of Decree 8,945/16;

r. inclusion of item establishing competence to analyze, at least quarterly, the balance sheet and the financial statements pursuant to resolution 16 of May 10, 2016 of Inter-Ministerial Commission for Corporate Governance and Administration of Corporate Shares of the Federal Government (CGPAR);

s. renumbering of item XV;

t. renumbering and wording adjustment of item XVI;

u. inclusion of item establishing competence to appoint and dismiss the occupant of the position of Internal Audit, Ombudsman and Secretary of Governance;

v. inclusion of item establishing competence to deliberate on the attributions and functioning of the Internal Audit, Ombudsman and Secretariat of Governance;

w. inclusion of item establishing competence to deliberate on proposals to implement corrective measures or to improve procedures and routines, due to the analysis of the manifestations received by the Ombudsman;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

x. inclusion of item establishing competence to request periodic internal audit of the activities of the complementary pension entity that manages the company's benefits plan;

y. renumbering of item XVII

z. renumbering and alteration of art. 26, item XVIII with reference to the provisions of the Indication Policy;

aa. exclusion of item XIX for compliance with current legislation;

bb. exclusion of item XX of art. 26 because it is already covered by Board of Directors powers;

cc. renumbering and alteration of art. 26, item XXI, including the term "approve" and compliance with the rules on composition and competence;

dd. renumbering and wording adjustment of item XXII

ee. renumbering of item XXIII;

ff. renumbering and alteration of item XXIV with the extension of the competence to approve the amount of trust functions to its subsidiaries;

gg. inclusion of item establishing competence to approve the maximum number of personnel and the realization of public contest of Eletrobras and its subsidiaries;

hh. inclusion of item establishing competence to approve the Strategic Plan and the PDNG, as well as its amendments;

ii. inclusion of item establishing competence to approve the annual budget of Eletrobras and its subsidiaries;

jj. renumbering and alteration of item XXV with the inclusion of the term "as well as the policy of consequences applied to Eletrobras and its subsidiaries, accompanying its effective accomplishment";

kk. inclusion of item establishing competence to approve the policies and guidelines on transactions and celebrations of electric energy purchase and sale contracts of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

ll. inclusion of item establishing competence to approve the investment projects of Eletrobras and its subsidiaries in accordance with the current Competence Policy;

mm. inclusion of item establishing competence to approve the policy of transactions with related parties according to art. 8, item VII of Law 13,303/16;

nn. renumbering and alteration of item XXVI with extension of the competence to carry out the performance evaluation of the members of Committees and determination of the periodicity, in compliance with the established in art. 13, item III of Law 13,303/16;

oo. renumbering and alteration of item XXVII including the competence to elect and dismiss the members of Support Committees to the Board of Directors;

pp. inclusion of item establishing competence to approve the Indication Policy;

qq. inclusion of item determining competence to establish policy of disclosure of information of Eletrobras to attend to art. 18, item III of Law 13,303/2016 and art. 32, item III of Decree 8,945/2016;

rr. inclusion of item establishing competence to approve and supervise the fulfillment of the goals and specific results to be achieved by the members of the Executive Board in compliance with art. 23 of Law 13,303/16 and to art. 37 of Decree 8,945/16;

ss. inclusion of item establishing competence to annually promote analysis regarding the fulfillment of goals and results in the execution of the PDNG and Strategic Plan in compliance with art. 23, §2 of Law 13,303/2016 and to art. 37, §3 of Decree 8,945/2016;

tt. inclusion of item establishing competence to discuss, approve and monitor decisions involving corporate governance practices, relationships with stakeholders, personnel management policy and code of conduct for agents within the scope of Eletrobras and its subsidiaries;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

uu. inclusion of item establishing competence to approve the Competence Policy;

vv. inclusion of item establishing competence to express itself on the proposals to be submitted to shareholders decision in General Meetings;

ww. inclusion of item establishing competence to approve the Policies of Conformity and Risk Management, Dividends and Corporate Participations, as well as other general policies of the company according to art. 9, §1, art. 13, item V and art. 15, of Decree 8,945/16;

xx. inclusion of item establishing competence to subscribe Annual Letter;

yy. inclusion of item establishing competence to approve the Bidding Regulation, according to §1 art. 71 of Decree 8,945/16;

zz. inclusion of item establishing competence to issue an opinion on the report presented by the Executive Board resulting from the internal audit on the activities of the private pension entity;

aaa. inclusion of item establishing competence to opine on the remuneration of the members of the Executive Board and participation in the profits of the company;

bbb. inclusion of item establishing competence to authorize the formation of subsidiaries, as well as the acquisition of a minority shareholding in a company;

ccc. inclusion of an item establishing competence to establish policy of spokespersons aimed at eliminating the risk of contradiction between information from several areas and those of company executives;

ddd. Renumbering of item XXVIII;

eee. inclusion of paragraph stating that the amount of trust functions of the senior management of Eletrobras and the maximum number of personnel approved by the Board of Directors shall be submitted, under the terms of the law, to the Secretariat of Coordination and Governance of State Enterprises - SEST, according to art. 41, item VI, item "g" of Annex I of Decree 9,035/17 of 20 April 2017;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

fff. inclusion of a paragraph establishing the exclusion of obligation to publish information of a strategic nature whose disclosure could be demonstrably detrimental to the interests of the company;

ggg. renumbering of the sole paragraph

(xl) renumbering and alteration of art. 27 with the inclusion of the term "financial statements", in order to comply with art. 142, item V of Law 6,404/76;

(xli) renumbering articles 28 and 29;

(xlii) inclusion of article stating that the Board of Directors will have the support of the Audit and Risks Committee and the Management, People and Eligibility Committee, pursuant to articles 21, caput and 38 caput, both of Decree No. 8,945/16, in addition to the following inclusions in the mentioned article;

a. inclusion of paragraph stating that the Audit and Risks Committee and the Management, People and Eligibility Committee shall have their operating rules set forth in their respective internal regulations, in the terms defined in Law 13,303/16 and other applicable laws;

b. inclusion of paragraph stating that the duties of the Audit and Risk Committee may cover Eletrobras' subsidiaries, pursuant to art. 24, item V of Decree 8,945/16;

c. inclusion of paragraph that establishes that the Audit and Risks Committee, of permanent nature, shall be composed of at least 3 and a maximum of 5 members, according to Art 39 of Decree 8,945/16, and shall observe the conditions imposed in the legislation and regulation applicable, whether domestic or foreign, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE");

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

d. inclusion of a paragraph stating that the remuneration of the members of the Audit and Risk Committee shall be fixed by the General Meeting in an amount not inferior to the remuneration of the fiscal council members, according to art. 38, §8 of Decree 8,945/16;

e. inclusion of paragraph stating that the members of the Board of Directors who occupy position in the Audit and Risk Committee of the same company, shall choose the remuneration of a member of mentioned Committee, according to art. 38, §9 of Decree 8,945/16;

f. inclusion of paragraph stating that the attributions of the Management, People and Eligibility Committee that is competence of the Eligibility Committee, provided in Law 13,303/16 and its regulations, may cover the companies in which Eletrobras participates directly and indirectly;

(xliii) inclusion of article stating that the Board of Directors may create support committees for decision making;

(xliv) inclusion of a paragraph in the new article mentioned above stating that the rules of operation of the support committees shall be provided in their respective internal regulations, without prejudice to the applicable legislation;

(xlv) transfer of art. 30 and its paragraphs, from Chapter "From the Board of Directors" to the Chapter "Administration" with the following adjustments:

a. renumbering and wording adjustment of art. 30, caput;

b. amendment of §1 of art. 30 with the inclusion of the members of the Audit Committee and the remission of Fiscal Council members to the Chapter regarding the Fiscal Council;

c. amendment of §2 with the inclusion of "former employees";

d. renumbering and wording adjustment of §4 and 5.

(xlvi) exclusion of art. 31 since it is already covered by the powers of the Board of Directors;

(xlvii) renumbering the title of Chapter VI;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(xlviii) renumbering of art. 32, caput and sole paragraph;

(xlix) inclusion of a paragraph in art 32 stating that it is a condition for taking office in the Board of Directors commitment with specific goals and results to be achieved, which must be approved by the board, according to art. 23 of Law 13,303/20 and to art. 37 of Decree No. 8,945/16;

(l) alteration in art. 33 as follows:

a. renumbering and alteration of caput with the inclusion of the term "as well as in cases authorized by the Board of Directors”

b. amendment of §1 aiming to limit the vacation period and wording adjustment;

c. amendment of §2 aiming to differentiate the form of substitution of the President of the company;

(li) inclusion of article stablishing that the Compliance Director will be hired through the presentation of a triple list defined by a company specialized in executive selection, in compliance with art. 9, item II and §2 of Law 13,303/16 and to art. 16 of Decree 8,945/16, in addition to the inclusion of the following provisions in the mentioned article:

a. inclusion of a paragraph stating that the integrity department may report directly to the Board of Directors in situations where the Company's CEO is suspected of involvement in irregularities or when the latter fails to take the necessary measures regarding the situation reported, therein to §4 of art. 9 of Law 13,303/2016 and Art. 16, §2 of Decree 8,945/2016;

b. inclusion of a paragraph stating that in the situations mentioned in the previous paragraph, the matter will be discussed without the presence of the Company’s CEO;

(lii) inclusion of an article stating that the members of the Executive Board are prevented from carrying out activities that constitute a conflict of interest, according to art. 1 combined with art. 2, item III of Law 12,813/2013 in addition to the inclusion of the following provisions in the mentioned article;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

a. inclusion of paragraph stating that after the term of office termination, the former member of the Executive Board that is in a situation of impediment, can receive compensation of equivalent nature only to the monthly fixed fee of the function that occupied it according to art. 2, §1 of Resolution 14, of May 10, 2016 of CGPAR;

b. inclusion of paragraph stating that the configuration of the situation of impediment will depend on previous manifestation of the CEP/PR, according to art. 8, item IV of Law 12,813/13;

c. inclusion of a paragraph stating that it will not be entitled to compensation of indemnity nature, the former member of the Executive Board who, prior to the end of the period of impediment, returns to the position he held in public or private administration prior to his investiture, since it does not characterize a conflict of interests, according to art. 2, §3 of Resolution 14 of CGPAR;

(liii) renumbering of art. 34 which deals with the competences of the Executive Board, in addition to the following alterations in the mentioned article:

a. amendment of item I, which deals with matters to be referred for deliberation of the Board of Directors;

b. inclusion of item establishing competence to present, until the last ordinary meeting of the Board of Directors of the previous year, the "PDNG" for the following annual exercise, as well as the updated long-term strategy with risk and opportunity analysis, at least, the next 5 (five) years, in order to comply with art. 37, §1, items I and II of Decree 8,945/16;

c. renumbering and alteration of item II with remission of the limits of competence of the Executive Board to the Competence Policy;

d. renumbering of item III;

e. renumbering and alteration of item IV, including compliance with the Strategic Plan and the Multiyear Business and Investment Plan;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

f. renumbering and alteration of item V, which deals with the approval of changes in the structure of the organization, at the board level, with extension of its subsidiaries, except for commissions;

g. renumbering and alteration of art. 34, item VI with the inclusion of the term "conduct" replacing “disciplinary regime”;

h. renumbering of items VII, VIII, IX, X and XI

i. renumbering and alteration of item XII, including the terms "Management Report" and "financial statements", and inclusion of the Audit and Risk Committee;

j. renumbering of item XIII

k. exclusion of item XIV since it is already contemplated in another section of the Board's competences;

l. amendment of item XV for wording adequacy;

m. amendment of item XVI dealing with the designation of representatives, including the associations in which he appears as a member;

n. exclusion of item XVII as the subject is the competence of the Board of Directors;

o. exclusion of item XVIII since the subject is attributed to the Research Energy Company (EPE) based on Law 10,847/2004;

p. inclusion of item establishing competence to approve the commercialization of rights derived from the research, development and innovation results of its subsidiaries related to the energy sector;

q. inclusion of item establishing competence to provide voting orientation for all Eletrobras’ subsidiaries in Assemblies of the Electric Energy Trading Chamber (CCEE);

r. inclusion of item establishing competence to resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the values defined in the current competence policy;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

s. inclusion of a subsection establishing competence to prepare, amend and approve its Internal Rules;

t. inclusion of item establishing jurisdiction to supervise and monitor corporate entities, including Special Purpose Companies - SPEs, in which it holds ownership interests in governance practices, results presented and control, in proportion to the relevance, materiality and business risks; for compliance with art. 1, §§6 and 7 of Law 13,303/16;

(liv) renumbering the title of Chapter VII;

(lv) renumbering and alteration of art. 35 which deals with the CEO competences, aiming the listing of competences in items as follows:

a. amendment of caput and renumbering and alteration of item VI, establishing the competence to formulate, manage and monitor the Eletrobras companies’ PDNG;

b. amendment of item I with a definition of the scope of the CEO's responsibilities related to performance, sustainability and business development management;

c. renumbering and alteration of item II, with the exclusion of the possibility of the CEO delegating powers to the directors to represent Eletrobras, judicially and extra judicially;

d. renumbering of items III, IV and V;

e. inclusion of item establishing competence to develop the relationship policy of the Holding and Eletrobras companies with the society and to coordinate the press, internal communication, events, publicity, sponsorship and ceremonial activities;

f. renumbering of item VII;

g. renumbering and wording adjustment of item VIII;

h. renumbering and wording adjustment of item IX;

i. inclusion of item establishing competence to perform other duties as may be set by the Board of Directors;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(lvi) renumbering and alteration of art. 36 that deals with the competences of the other officers according to art. 143, item IV, Law 6,404/76:

a. inclusion of paragraph establishing competences for the Chief Generation Officer

b. inclusion of paragraph establishing competences for the Chief Transmission Officer

c. inclusion of paragraph establishing competencies for the Chief Distribution Officer

d. inclusion of a paragraph establishing competences for the Chief Compliance Officer

e. inclusion of a paragraph establishing competences for the Chief Financial and Investor Relations Officers

f. inclusion of a paragraph establishing competencies for the Chief Legal and Corporate Management Officer

(lvii) renumbering the title of Chapter VIII;

(lviii) renumbering and alteration of art. 37, caput, §1 and §3, which deals with the composition and action deadline of the Fiscal Council for compliance with current legislation, based on art. 162 of Law 6,404/76 and art. 26, §1 of Law 13,303/16;

(lix) renumbering and wording adjustment of art. 37, §4;

(lx) renumbering and wording adjustment of art. 37, §5;

(lxi) inclusion of  article stating that the investiture of a member in Eletrobras’ Fiscal Council will observe the conditions imposed by the applicable legislation, as well as those set forth in the Eletrobras Companies Nomination Policy, for compliance with art. 40 of Decree 8,945/16 and to art. 26 of Law 13,303/16, in addition of the following inclusions related to the new article:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

a. inclusion of a paragraph that establishes that the additional requirements for the appointment of fiscal council members are deliberated in the General Meeting;

b. renumbering of art. 37, § 7, as a paragraph of the new article mentioned above;

c. inclusion of a paragraph stating that the fiscal council member must, prior to taking office and leaving office, submit a declaration of assets to the company, to the CEP/PR and to the Court of Accounts;

d. inclusion of a paragraph stating that the monthly remuneration due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the Officers, excluding the amounts related to additional vacations and benefits, being forbidden the payment of participation in the company's profit and payment of compensation in excess of that paid to board members, in compliance with art. 40, §1 of Decree No. 8,945/16;

e. inclusion of paragraphs that deal with specific training of the fiscal council members in possession and annually and the prohibition of their renewal in case of non-participation, respectively, according to art. 42, caput, subsections and sole paragraph of Decree 8,945/16;

f. renumbering of art. 37, §6 as a paragraph of the new article mentioned above;

g. inclusion of paragraph as      deployment of Art. 30, §1 and §4 with the remission of insurance contracting to fiscal council members;

h. inclusion of a paragraph stating that the limitations provided to board of directors members regarding the participation and remuneration in boards apply to the members of the fiscal council;

(lxii) inclusion of article to establish that the Chairman of the Fiscal Council will be elected at the first meeting of the collegiate, who is responsible for forwarding to the company the deliberations of the board in addition to the following inclusions of the new article added:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

a. renumbering and amendment of paragraph 2 of article 37, as a paragraph of the new article mentioned above to include that the Fiscal Council member will also be substituted in case of unjustified absence in three meetings interspersed in the last 12 meetings, with the alternate being entitled to the respective remuneration;

b. inclusion of paragraph to deal with reimbursement of travel and stay expenses;

(lxiii) renumbering and amendment of article 38 that deals with the powers of the Fiscal Council, to evince that the Fiscal Council will exercise its powers without prejudice to those provided for in current legislation, in addition to the following alterations:

a. wording adjustment in item VII, with the exclusion of the “and”;

b. inclusion of item establishing the competence to examine the PAINT and RAINT;

c. inclusion of item establishing competence to carry out its performance evaluation;

d. inclusion of item establishing competence for drafting, amending and approving its Internal Regulations;

e. inclusion of item establishing competence for the monitoring of the patrimonial, financial and budget execution;

f. inclusion of item establishing competence to control Eletrobras' participation limit in the costing of health care and complementary pension benefits;

(lxiv) renumbering and wording adjustment of art. 39;

(lxv) exclusion of art. 40 since it is already covered by the powers of the Fiscal Council;

(lxvi) transfer from the "General Meetings" Chapter, to the Chapter prior to the "Administration" Chapter, aiming at the sequence of related matters, with the consequent renumbering of the subsequent chapters and articles and, with wording adjustment in its title, reallocating it;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(lxvii) renumbering, formatting the text of art. 41, including the Audit and Risk Committee, based on §8 Art 38, of Decree 8,945/16, and the inclusion of the assignment of "dismissing" and not only electing;

(lxviii) renumbering of art. 42, in addition to the following changes in this article:

a. amendment of item II, which deals with the alteration of social capital;

b. amendment of item VII based on Art 136, combined with Art 208 of Law 6,404/76;

c. wording adjustment of item VIII with the exclusion of "and";

d. inclusion of new item that addresses the obligation to call the General Meeting to approve a reform of the Bylaws;

e. inclusion of a new item that deals with the obligation to call the General Meeting to authorize the company to file civil liability lawsuits against the directors for the damages caused to its equity;

f. inclusion of a new item that deals with the obligation to call the General Meeting to elect and dismiss liquidators at any time, judging the accounts;

g. inclusion of a new item that addresses the obligation to call the General Meeting for the evaluation of assets that the shareholder competes for the formation of social capital;

h. inclusion of a paragraph stating that the General Meeting may only deliberate on matters on the agenda, included in the respective call notice, being prohibited the approval of matters under a generic heading;

i. renumbering and alteration in §2, including the words "except those requiring a qualified quorum";

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

j. inclusion of paragraph stating that the deliberations of the Meeting shall be registered in the minutes book, based on art. 130, caput and §1 of Law 6,404/76;

k. renumbering of §3 and §4;

l. inclusion of a paragraph stating that the Board of Directors has power to deliberate on the call of the General Meeting;

(lxix) renumbering of articles 43, 44, caput, and 45, caput;

(lxx) renumbering and alteration of art. 44, sole paragraph, including reference to the place of delivery of the documents evidencing the status of shareholder;

(lxxi) inclusion of a paragraph in the former art 44 stating that all shareholders who attend the necessary documentation for the participation at the meeting will be admitted to the General Meeting;

(lxxii) renumbering of art. 45, §1 and §2;

(lxxiii) inclusion of a paragraph in the former art 45 stating that Eletrobras will facilitate the participation and remote voting according to Instruction of the Securities and Exchange Commission - CVM;

(lxxiv) renumbering the title of Chapter IV, of the Administration;

(lxxv) renumbering of art. 46;

(lxxvi) amendment of §1 of art. 46 to indicate that the dividend distribution must also comply with the Dividend Distribution Policy;

(lxxvii) renumbering articles 47, 48 and 49;

(lxxviii) exclusion of art. 50 since it is already covered by another provision of the Bylaws;

(lxxix) renumbering of art. 51;

(lxxx) wording adjustment of the title of Chapter XI;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(lxxxi) inclusion of article to indicate that the members of the Internal Audit, Ombudsman's Office and the Secretariat of Governance will be exercised by employees of Eletrobras or its companies;

(lxxxii) renumbering arts 52 and 53, caput;

(lxxxiii) wording adjustment of art. 53, item II;

(lxxxiv) inclusion of paragraph to the art 53 to provide that the occupants of trust position that carry out management acts generating pecuniary labor obligations without legal provision will be liable for the damages caused;

(lxxxv) renumbering and alteration of art. 54 to indicate that employee participation in profits or results should be subject of the guidelines established by the State Companies Control Secretariat;

(lxxxvi) renumbering of articles 55, 56, 57 and 58;

(lxxxvii) inclusion of article to register the linkage of the Internal Audit, Ombudsman and the Secretariat of Governance to the Board of Directors; and

(lxxxviii) Inclusion of Transitional Provisions Chapter with article to register deadline for installation and operation of the Audit and Risk Committee.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ n. 00.001.180/0001-26

CALL NOTICE

168th Extraordinary General Meeting

We call the Shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras to meet at the Company's headquarters, in Brasília, SCN Setor Comercial Norte Quadra 06, Conjunto A, Bloco A, 6th and 8th floors – Venâncio 3000 Building, Asa Norte, ZIP CODE 70716-900, Brasília-DF, on November 30, 2017, at 2 p.m., in an Extraordinary General Meeting, to deliberate on  the comprehensive bylaws reform, by amending, adding, renumbering or excluding the following chapters, articles, items and paragraphs:

(i) wording adjustment in the title of Chapter I;

(ii) inclusion, in article 2, of reference to current legislation;

(iii) alteration of article 3, as follows:

            a. inclusion in the caput wording of §7 of the same article;

b. §1 amendment to adapt the provision to art. 2 of Law 12,688/12;

c. §3 amendment for remission to the Competence Policy in substitution of the established limit

d. exclusion of the exception mentioned in §4

e. amendment in §5 disregarding the term "as far as possible, uniform"

f. §6 amendment with references to the law, Bylaws and Policy of Indication

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

g. exclusion of §7 with its inclusion in the caput of the article;

(iv) alteration of article 4, as follows:

a. item I change to suit the provisions of the current Civil Code;

b. item V change to include the term "corporate interest"

c. wording adjustment in item VI with the removal of the "and"

(v) wording adjustment in the title of Chapter II

(vi)  Art. 5 amendment as follows:

a. exclusion, in the caput, of the functions no longer exercised by Eletrobras

b. exclusion of items I and II since the wording is included in the social purpose (art 4, item I)

c. exclusion of item III as it is attributed to “Empresa de Pesquisa Energética” (EPE) - Law 10,847/04.

d. renumbering and change in item IV with redefinition regarding the programs of access to electric energy;

e. transfer of wording of item V to art 4 with the inclusion of the "and";

f. exclusion of items VI and VII since the functions are no longer exercised by Eletrobras;

g. renumbering and change of item VIII reinforcing the company's sustainable role

h. renumbering and change of item IX with the inclusion of CEPEL's role;

i. exclusion of item X since the functions are no longer exercised by Eletrobras;

j. renumbering and change of item XI to redefine the role regarding the efficiency of the energy usage by consumers;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

k. transfer of item XII to art. 4, with change considering the rational use and implementation of intelligent energy grids;

l. inclusion of a new item referring to the obligation to prepare and disclose the Code of Ethics and Conduct of Eletrobras companies;

m. inclusion of a new item that requires the observance and accomplishment with the Compliance Program of Eletrobras companies;

n. inclusion of a new item for attendance regarding the transparency requirements under the terms of art. 8 of Law 13,303/16 and art. 13 of Decree 8,945/16;

o. inclusion of a new item to ensure that companies act in full compliance with the Code of Ethics and Conduct of Eletrobras Companies, with the Foreign Corrupt Practices Act of 1977 of the United States of America (FCPA) and Brazilian anti-corruption legislation;

(vii) inclusion of article stating that Eletrobras must take all reasonable measures to ensure that all those acting on its behalf proceed in accordance with the provisions of the Code of Ethics and Conduct of Eletrobras Companies, the FCPA and Brazilian anti-corruption legislation;

(viii) wording adjustment in the title of Chapter III

(ix) renumbering Arts 6 and 7

(x) change of §1 of art. 7 on the hiring of financial institution responsible for the custody of shares;

(xi) renumbering and wording adjustment of art. 8;

(xii) wording adjustment of §1 and 2 of art. 8 with the replacement of the term "equity" to "owned capital"

(xiii) renumbering of art. 9;

(xiv) change in § 1 art. 9, with the replacement of the term "legal entities of domestic public law for the taking of shares of Eletrobras" to "all of Eletrobras' shareholders, in proportion to their shareholding participation";

(xv) renumbering Articles 10, 11 and 12;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(xvi) renumbering and alteration of art. 13 based on CVM Instruction 567/15 of 17 September, 2015;

(xvii) renumbering of art. 14;

renumbering the title of Chapter IV, of the Administration

(xviii) and renumbering arts. 15 and 16;

(xix) inclusion of paragraph in art. 16 establishing the model of proof of the requirements of the administrators

(xx) renumbering and alteration of art. 16, § 2 to comply with art. 17 of Law 13,303/16 and articles 28 and 29 of Decree 8,945/16, in addition to the inclusion of the following provisions in mentioned article:

a. inclusion of paragraph stating that the additional requirements for appointment of Board of Directors members are deliberated in the Shareholders Meeting;

b. inclusion of paragraph establishing the conditions for investiture in the position of Officer and President pursuant to art. 24, item II of Decree 8,945/16;

(xxi) renumbering of § 3 art. 16 as new article

(xxii) transfer of art. 17, its clauses and paragraphs, from Chapter "From Management" to the Chapter "From the Board of Directors", with its consequent renumbering aiming at the sequence of related matters:

a. art. 17, caput, alteration of the number of board of directors members and compliance with current legislation;

b. item I, alteration of the number of board members appointed by the Ministry of Mines and Energy (MME), establishing the number of members that must meet the conditions set forth in art. 25 of Law 13,303/16 and in art. 39 of Decree 8,945/16;

c. item II: wording adjustment due to changes in the body name;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

d. item III: change in order to include the need that the election by common minority shareholders of the candidate meet the requirements of Law 13,303/16;

e. item IV: amendment in order to include the need for the candidate nomination, by the preferred minority shareholders,  meet the requirements of Law 13,303/16 and clarify that for the quorum of the election, the controlling shareholders must be excluded pursuant to Law 6,404/76;

f. §3: amendment with the inclusion of the term for access by the board of director member elected by the employees to the minutes of the meeting and the documents related to the deliberations;

g. inclusion of paragraph stating the minimum percentage of independent counselors, pursuant to  Law 13,303/16;

h. inclusion of paragraph stating that the MME may appoint the independent members of the Board of Directors in case the others shareholders do not do it, according to §4, art. 36 of Decree 8,945/16;

(xxiii) transfer of art. 18 and its sole paragraph, from the Chapter "From Administration" to the "Executive Board" Chapter, with its consequent renumbering, aiming the sequence of related matters:

(xxiv)  change of art. 18, caput with regard to the adequacy of the mechanism to the current legislation, establishing the number of members of the Executive Board;

(xxv) renumbering and wording adjustment of art. 20;

(xxvi) wording adjustment of §4 art. 20;

(xxvii) renumbering and alteration of art. 19, with the extension of the presentation of the goods annual declaration to CEP/PR and Federal Accounts Court (TCU);

(xviii) renumbering of art. 21;

(xxix) wording adjustment of §1, §2 and §3 of article 21

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(xxx) inclusion of article, caput and sole paragraph, which deal with specific training of the administrators in possession and every year and the prohibition of their renewal in case of non-participation, respectively, according to art. 42, caput, items and sole paragraph of Decree 8,945/16;

(xxxi) renumbering of art. 22;

(xxxii) inclusion of article that deals with the accountability of the managers in case of creation of salary advantages without forecast or in disagreement with the established in the labor contracts, collective agreement, plan of positions and salaries and current legislation;

(xxxiii) renumbering and alteration of art. 24, caput and item III to include the limit of remunerated participation in the boards according to current legislation;

(xxxiv) renumbering of Chapter V title;

(xxxv) renumbering and alteration of art. 23, with extension of the attribution established in the article, to the subsidiaries;

(xxxvi) amendment of § 1  art. 23, for inclusion of Internal Audit Annual Activity Plan (PAINT) and Internal Audit Annual Activity Report (RAINT) analysis;

(xxxvii) change Art 24 of Bylaws as follows:

a. exclusion of items I and II in view of the existing legislation already available on the subject;

b. renumbering and alteration of sole paragraph according to art. 34 of Decree No. 8,945/16, which establishes the limit of the monthly remuneration;

c. inclusion of a paragraph stating that the members of the Board of Directors will have reimbursed their travel and stay expenses;

(xxxviii) renumbering and alteration of art. 25 with the inclusion of the term "three meetings interspersed in the last 12 meetings";

(xxxix) renumbering and alteration of art. 26, as follows:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

a. caput: including the observance of the law

b. amendment of item II with the extension of the exploration in "transmission" and "distribution" and inclusion of the "permission" regime;

c. inclusion of item establishing competence to resolve on the shareholders' agreements to be signed by Eletrobras, its subsidiaries or controlled companies;

d. renumbering of item III;

e. renumbering and alteration of item IV with remission of the limits of competence of the Board of Directors the Competence Policy;

f. renumbering and alteration of item V with approval subject to the Competence Policy and inclusion of the terms "financing" and "controlled or non-controlled companies, to which it participates";

g. inclusion of item establishing competence of the Board of Directors to approve, in compliance with the Competence Policy, the contracting of loans or financing, in country or abroad, of controlled companies;

h. renumbering and alteration of item VI with reference to the Competence Policy and inclusion of the term "corporate interest of Eletrobras in the energy sector";

i. renumbering of item VII;

j. renumbering and alteration of item VIII for compliance with the bylaws;

k. renumbering and wording adjustment of item IX;

l. renumbering of items X and XI;

m. renumbering and alteration of art. 26, item XII with observance of the Competence Policy regarding the sale of movable property;

n. inclusion of item establishing competence to deliberate on making and accepting donations with or without charges, in compliance with the provisions of the Compliance Manual and the Code of Ethics and Conduct of Eletrobras Companies, as well as in the Competence Policy;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

o. exclusion of item XIII as the topic was included in two of the powers of the Board of Directors that deal with the approval of the Strategic Plan and the Business and Management Master Plan (PDNG) and the investment projects of Eletrobras and its subsidiaries in accordance with the Competence Policy;

p. renumbering, unfolding and alteration of art. 26, item XIV with inclusion of item that deals with the request for information on contracts entered into or in the process of execution and any other acts;

q. inclusion of an item establishing competence to implement and supervise risk management systems, internal controls and compliance accordance with art. 32, item II of Decree 8,945/16;

r. inclusion of item establishing competence to analyze, at least quarterly, the balance sheet and the financial statements pursuant to resolution 16 of May 10, 2016 of Inter-Ministerial Commission for Corporate Governance and Administration of Corporate Shares of the Federal Government (CGPAR);

s. renumbering of item XV;

t. renumbering and wording adjustment of item XVI;

u. inclusion of item establishing competence to appoint and dismiss the occupant of the position of Internal Audit, Ombudsman and Secretary of Governance;

v. inclusion of item establishing competence to deliberate on the attributions and functioning of the Internal Audit, Ombudsman and Secretariat of Governance;

w. inclusion of item establishing competence to deliberate on proposals to implement corrective measures or to improve procedures and routines, due to the analysis of the manifestations received by the Ombudsman;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

x. inclusion of item establishing competence to request periodic internal audit of the activities of the complementary pension entity that manages the company's benefits plan;

y. renumbering of item XVII

z. renumbering and alteration of art. 26, item XVIII with reference to the provisions of the Indication Policy;

aa. exclusion of item XIX for compliance with current legislation;

bb. exclusion of item XX of art. 26 because it is already covered by Board of Directors powers;

cc. renumbering and alteration of art. 26, item XXI, including the term "approve" and compliance with the rules on composition and competence;

dd. renumbering and wording adjustment of item XXII

ee. renumbering of item XXIII;

ff. renumbering and alteration of item XXIV with the extension of the competence to approve the amount of trust functions to its subsidiaries;

gg. inclusion of item establishing competence to approve the maximum number of personnel and the realization of public contest of Eletrobras and its subsidiaries;

hh. inclusion of item establishing competence to approve the Strategic Plan and the PDNG, as well as its amendments;

ii. inclusion of item establishing competence to approve the annual budget of Eletrobras and its subsidiaries;

jj. renumbering and alteration of item XXV with the inclusion of the term "as well as the policy of consequences applied to Eletrobras and its subsidiaries, accompanying its effective accomplishment";

kk. inclusion of item establishing competence to approve the policies and guidelines on transactions and celebrations of electric energy purchase and sale contracts of Eletrobras and its subsidiaries, as well as their positions in lawsuits related to the Electric Energy market;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

ll. inclusion of item establishing competence to approve the investment projects of Eletrobras and its subsidiaries in accordance with the current Competence Policy;

mm. inclusion of item establishing competence to approve the policy of transactions with related parties according to art. 8, item VII of Law 13,303/16;

nn. renumbering and alteration of item XXVI with extension of the competence to carry out the performance evaluation of the members of Committees and determination of the periodicity, in compliance with the established in art. 13, item III of Law 13,303/16;

oo. renumbering and alteration of item XXVII including the competence to elect and dismiss the members of Support Committees to the Board of Directors;

pp. inclusion of item establishing competence to approve the Indication Policy;

qq. inclusion of item determining competence to establish policy of disclosure of information of Eletrobras to attend to art. 18, item III of Law 13,303/2016 and art. 32, item III of Decree 8,945/2016;

rr. inclusion of item establishing competence to approve and supervise the fulfillment of the goals and specific results to be achieved by the members of the Executive Board in compliance with art. 23 of Law 13,303/16 and to art. 37 of Decree 8,945/16;

ss. inclusion of item establishing competence to annually promote analysis regarding the fulfillment of goals and results in the execution of the PDNG and Strategic Plan in compliance with art. 23, §2 of Law 13,303/2016 and to art. 37, §3 of Decree 8,945/2016;

tt. inclusion of item establishing competence to discuss, approve and monitor decisions involving corporate governance practices, relationships with stakeholders, personnel management policy and code of conduct for agents within the scope of Eletrobras and its subsidiaries;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

uu. inclusion of item establishing competence to approve the Competence Policy;

vv. inclusion of item establishing competence to express itself on the proposals to be submitted to shareholders decision in General Meetings;

ww. inclusion of item establishing competence to approve the Policies of Conformity and Risk Management, Dividends and Corporate Participations, as well as other general policies of the company according to art. 9, §1, art. 13, item V and art. 15, of Decree 8,945/16;

xx. inclusion of item establishing competence to subscribe Annual Letter;

yy. inclusion of item establishing competence to approve the Bidding Regulation, according to §1 art. 71 of Decree 8,945/16;

zz. inclusion of item establishing competence to issue an opinion on the report presented by the Executive Board resulting from the internal audit on the activities of the private pension entity;

aaa. inclusion of item establishing competence to opine on the remuneration of the members of the Executive Board and participation in the profits of the company;

bbb. inclusion of item establishing competence to authorize the formation of subsidiaries, as well as the acquisition of a minority shareholding in a company;

ccc. inclusion of an item establishing competence to establish policy of spokespersons aimed at eliminating the risk of contradiction between information from several areas and those of company executives;

ddd. Renumbering of item XXVIII;

eee. inclusion of paragraph stating that the amount of trust functions of the senior management of Eletrobras and the maximum number of personnel approved by the Board of Directors shall be submitted, under the terms of the law, to the Secretariat of Coordination and Governance of State Enterprises - SEST, according to art. 41, item VI, item "g" of Annex I of Decree 9,035/17 of 20 April 2017;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

fff. inclusion of a paragraph establishing the exclusion of obligation to publish information of a strategic nature whose disclosure could be demonstrably detrimental to the interests of the company;

ggg. renumbering of the sole paragraph

(xl) renumbering and alteration of art. 27 with the inclusion of the term "financial statements", in order to comply with art. 142, item V of Law 6,404/76;

(xli) renumbering articles 28 and 29;

(xlii) inclusion of article stating that the Board of Directors will have the support of the Audit and Risks Committee and the Management, People and Eligibility Committee, pursuant to articles 21, caput and 38 caput, both of Decree No. 8,945/16, in addition to the following inclusions in the mentioned article;

a. inclusion of paragraph stating that the Audit and Risks Committee and the Management, People and Eligibility Committee shall have their operating rules set forth in their respective internal regulations, in the terms defined in Law 13,303/16 and other applicable laws;

b. inclusion of paragraph stating that the duties of the Audit and Risk Committee may cover Eletrobras' subsidiaries, pursuant to art. 24, item V of Decree 8,945/16;

c. inclusion of paragraph that establishes that the Audit and Risks Committee, of permanent nature, shall be composed of at least 3 and a maximum of 5 members, according to Art 39 of Decree 8,945/16, and shall observe the conditions imposed in the legislation and regulation applicable, whether domestic or foreign, including the provisions of the Sarbanes-Oxley Act and the rules issued by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE");

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

d. inclusion of a paragraph stating that the remuneration of the members of the Audit and Risk Committee shall be fixed by the General Meeting in an amount not inferior to the remuneration of the fiscal council members, according to art. 38, §8 of Decree 8,945/16;

e. inclusion of paragraph stating that the members of the Board of Directors who occupy position in the Audit and Risk Committee of the same company, shall choose the remuneration of a member of mentioned Committee, according to art. 38, §9 of Decree 8,945/16;

f. inclusion of paragraph stating that the attributions of the Management, People and Eligibility Committee that is competence of the Eligibility Committee, provided in Law 13,303/16 and its regulations, may cover the companies in which Eletrobras participates directly and indirectly;

(xliii) inclusion of article stating that the Board of Directors may create support committees for decision making;

(xliv) inclusion of a paragraph in the new article mentioned above stating that the rules of operation of the support committees shall be provided in their respective internal regulations, without prejudice to the applicable legislation;

(xlv) transfer of art. 30 and its paragraphs, from Chapter "From the Board of Directors" to the Chapter "Administration" with the following adjustments:

a. renumbering and wording adjustment of art. 30, caput;

b. amendment of §1 of art. 30 with the inclusion of the members of the Audit Committee and the remission of Fiscal Council members to the Chapter regarding the Fiscal Council;

c. amendment of §2 with the inclusion of "former employees";

d. renumbering and wording adjustment of §4 and 5.

(xlvi) exclusion of art. 31 since it is already covered by the powers of the Board of Directors;

(xlvii) renumbering the title of Chapter VI;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(xlviii) renumbering of art. 32, caput and sole paragraph;

(xlix) inclusion of a paragraph in art 32 stating that it is a condition for taking office in the Board of Directors commitment with specific goals and results to be achieved, which must be approved by the board, according to art. 23 of Law 13,303/20 and to art. 37 of Decree No. 8,945/16;

(l) alteration in art. 33 as follows:

a. renumbering and alteration of caput with the inclusion of the term "as well as in cases authorized by the Board of Directors”

b. amendment of §1 aiming to limit the vacation period and wording adjustment;

c. amendment of §2 aiming to differentiate the form of substitution of the President of the company;

(li) inclusion of article stablishing that the Compliance Director will be hired through the presentation of a triple list defined by a company specialized in executive selection, in compliance with art. 9, item II and §2 of Law 13,303/16 and to art. 16 of Decree 8,945/16, in addition to the inclusion of the following provisions in the mentioned article:

a. inclusion of a paragraph stating that the integrity department may report directly to the Board of Directors in situations where the Company's CEO is suspected of involvement in irregularities or when the latter fails to take the necessary measures regarding the situation reported, therein to §4 of art. 9 of Law 13,303/2016 and Art. 16, §2 of Decree 8,945/2016;

b. inclusion of a paragraph stating that in the situations mentioned in the previous paragraph, the matter will be discussed without the presence of the Company’s CEO;

(lii) inclusion of an article stating that the members of the Executive Board are prevented from carrying out activities that constitute a conflict of interest, according to art. 1 combined with art. 2, item III of Law 12,813/2013 in addition to the inclusion of the following provisions in the mentioned article;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

a. inclusion of paragraph stating that after the term of office termination, the former member of the Executive Board that is in a situation of impediment, can receive compensation of equivalent nature only to the monthly fixed fee of the function that occupied it according to art. 2, §1 of Resolution 14, of May 10, 2016 of CGPAR;

b. inclusion of paragraph stating that the configuration of the situation of impediment will depend on previous manifestation of the CEP/PR, according to art. 8, item IV of Law 12,813/13;

c. inclusion of a paragraph stating that it will not be entitled to compensation of indemnity nature, the former member of the Executive Board who, prior to the end of the period of impediment, returns to the position he held in public or private administration prior to his investiture, since it does not characterize a conflict of interests, according to art. 2, §3 of Resolution 14 of CGPAR;

(liii) renumbering of art. 34 which deals with the competences of the Executive Board, in addition to the following alterations in the mentioned article:

a. amendment of item I, which deals with matters to be referred for deliberation of the Board of Directors;

b. inclusion of item establishing competence to present, until the last ordinary meeting of the Board of Directors of the previous year, the "PDNG" for the following annual exercise, as well as the updated long-term strategy with risk and opportunity analysis, at least, the next 5 (five) years, in order to comply with art. 37, §1, items I and II of Decree 8,945/16;

c. renumbering and alteration of item II with remission of the limits of competence of the Executive Board to the Competence Policy;

d. renumbering of item III;

e. renumbering and alteration of item IV, including compliance with the Strategic Plan and the Multiyear Business and Investment Plan;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

f. renumbering and alteration of item V, which deals with the approval of changes in the structure of the organization, at the board level, with extension of its subsidiaries, except for commissions;

g. renumbering and alteration of art. 34, item VI with the inclusion of the term "conduct" replacing “disciplinary regime”;

h. renumbering of items VII, VIII, IX, X and XI

i. renumbering and alteration of item XII, including the terms "Management Report" and "financial statements", and inclusion of the Audit and Risk Committee;

j. renumbering of item XIII

k. exclusion of item XIV since it is already contemplated in another section of the Board's competences;

l. amendment of item XV for wording adequacy;

m. amendment of item XVI dealing with the designation of representatives, including the associations in which he appears as a member;

n. exclusion of item XVII as the subject is the competence of the Board of Directors;

o. exclusion of item XVIII since the subject is attributed to the Research Energy Company (EPE) based on Law 10,847/2004;

p. inclusion of item establishing competence to approve the commercialization of rights derived from the research, development and innovation results of its subsidiaries related to the energy sector;

q. inclusion of item establishing competence to provide voting orientation for all Eletrobras’ subsidiaries in Assemblies of the Electric Energy Trading Chamber (CCEE);

r. inclusion of item establishing competence to resolve on the acquisition, sale or encumbrance of movable and immovable property, in accordance with the values defined in the current competence policy;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

s. inclusion of a subsection establishing competence to prepare, amend and approve its Internal Rules;

t. inclusion of item establishing jurisdiction to supervise and monitor corporate entities, including Special Purpose Companies - SPEs, in which it holds ownership interests in governance practices, results presented and control, in proportion to the relevance, materiality and business risks; for compliance with art. 1, §§6 and 7 of Law 13,303/16;

(liv) renumbering the title of Chapter VII;

(lv) renumbering and alteration of art. 35 which deals with the CEO competences, aiming the listing of competences in items as follows:

a. amendment of caput and renumbering and alteration of item VI, establishing the competence to formulate, manage and monitor the Eletrobras companies’ PDNG;

b. amendment of item I with a definition of the scope of the CEO's responsibilities related to performance, sustainability and business development management;

c. renumbering and alteration of item II, with the exclusion of the possibility of the CEO delegating powers to the directors to represent Eletrobras, judicially and extra judicially;

d. renumbering of items III, IV and V;

e. inclusion of item establishing competence to develop the relationship policy of the Holding and Eletrobras companies with the society and to coordinate the press, internal communication, events, publicity, sponsorship and ceremonial activities;

f. renumbering of item VII;

g. renumbering and wording adjustment of item VIII;

h. renumbering and wording adjustment of item IX;

i. inclusion of item establishing competence to perform other duties as may be set by the Board of Directors;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(lvi) renumbering and alteration of art. 36 that deals with the competences of the other officers according to art. 143, item IV, Law 6,404/76:

a. inclusion of paragraph establishing competences for the Chief Generation Officer

b. inclusion of paragraph establishing competences for the Chief Transmission Officer

c. inclusion of paragraph establishing competencies for the Chief Distribution Officer

d. inclusion of a paragraph establishing competences for the Chief Compliance Officer

e. inclusion of a paragraph establishing competences for the Chief Financial and Investor Relations Officers

f. inclusion of a paragraph establishing competencies for the Chief Legal and Corporate Management Officer

(lvii) renumbering the title of Chapter VIII;

(lviii) renumbering and alteration of art. 37, caput, §1 and §3, which deals with the composition and action deadline of the Fiscal Council for compliance with current legislation, based on art. 162 of Law 6,404/76 and art. 26, §1 of Law 13,303/16;

(lix) renumbering and wording adjustment of art. 37, §4;

(lx) renumbering and wording adjustment of art. 37, §5;

(lxi) inclusion of  article stating that the investiture of a member in Eletrobras’ Fiscal Council will observe the conditions imposed by the applicable legislation, as well as those set forth in the Eletrobras Companies Nomination Policy, for compliance with art. 40 of Decree 8,945/16 and to art. 26 of Law 13,303/16, in addition of the following inclusions related to the new article:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

a. inclusion of a paragraph that establishes that the additional requirements for the appointment of fiscal council members are deliberated in the General Meeting;

b. renumbering of art. 37, § 7, as a paragraph of the new article mentioned above;

c. inclusion of a paragraph stating that the fiscal council member must, prior to taking office and leaving office, submit a declaration of assets to the company, to the CEP/PR and to the Court of Accounts;

d. inclusion of a paragraph stating that the monthly remuneration due to the members of the Fiscal Council shall not exceed ten percent of the average monthly remuneration of the Officers, excluding the amounts related to additional vacations and benefits, being forbidden the payment of participation in the company's profit and payment of compensation in excess of that paid to board members, in compliance with art. 40, §1 of Decree No. 8,945/16;

e. inclusion of paragraphs that deal with specific training of the fiscal council members in possession and annually and the prohibition of their renewal in case of non-participation, respectively, according to art. 42, caput, subsections and sole paragraph of Decree 8,945/16;

f. renumbering of art. 37, §6 as a paragraph of the new article mentioned above;

g. inclusion of paragraph as      deployment of Art. 30, §1 and §4 with the remission of insurance contracting to fiscal council members;

h. inclusion of a paragraph stating that the limitations provided to board of directors members regarding the participation and remuneration in boards apply to the members of the fiscal council;

(lxii) inclusion of article to establish that the Chairman of the Fiscal Council will be elected at the first meeting of the collegiate, who is responsible for forwarding to the company the deliberations of the board in addition to the following inclusions of the new article added:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

a. renumbering and amendment of paragraph 2 of article 37, as a paragraph of the new article mentioned above to include that the Fiscal Council member will also be substituted in case of unjustified absence in three meetings interspersed in the last 12 meetings, with the alternate being entitled to the respective remuneration;

b. inclusion of paragraph to deal with reimbursement of travel and stay expenses;

(lxiii) renumbering and amendment of article 38 that deals with the powers of the Fiscal Council, to evince that the Fiscal Council will exercise its powers without prejudice to those provided for in current legislation, in addition to the following alterations:

a. wording adjustment in item VII, with the exclusion of the “and”;

b. inclusion of item establishing the competence to examine the PAINT and RAINT;

c. inclusion of item establishing competence to carry out its performance evaluation;

d. inclusion of item establishing competence for drafting, amending and approving its Internal Regulations;

e. inclusion of item establishing competence for the monitoring of the patrimonial, financial and budget execution;

f. inclusion of item establishing competence to control Eletrobras' participation limit in the costing of health care and complementary pension benefits;

(lxiv) renumbering and wording adjustment of art. 39;

(lxv) exclusion of art. 40 since it is already covered by the powers of the Fiscal Council;

(lxvi) transfer from the "General Meetings" Chapter, to the Chapter prior to the "Administration" Chapter, aiming at the sequence of related matters, with the consequent renumbering of the subsequent chapters and articles and, with wording adjustment in its title, reallocating it;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(lxvii) renumbering, formatting the text of art. 41, including the Audit and Risk Committee, based on §8 Art 38, of Decree 8,945/16, and the inclusion of the assignment of "dismissing" and not only electing;

(lxviii) renumbering of art. 42, in addition to the following changes in this article:

a. amendment of item II, which deals with the alteration of social capital;

b. amendment of item VII based on Art 136, combined with Art 208 of Law 6,404/76;

c. wording adjustment of item VIII with the exclusion of "and";

d. inclusion of new item that addresses the obligation to call the General Meeting to approve a reform of the Bylaws;

e. inclusion of a new item that deals with the obligation to call the General Meeting to authorize the company to file civil liability lawsuits against the directors for the damages caused to its equity;

f. inclusion of a new item that deals with the obligation to call the General Meeting to elect and dismiss liquidators at any time, judging the accounts;

g. inclusion of a new item that addresses the obligation to call the General Meeting for the evaluation of assets that the shareholder competes for the formation of social capital;

h. inclusion of a paragraph stating that the General Meeting may only deliberate on matters on the agenda, included in the respective call notice, being prohibited the approval of matters under a generic heading;

i. renumbering and alteration in §2, including the words "except those requiring a qualified quorum";

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

j. inclusion of paragraph stating that the deliberations of the Meeting shall be registered in the minutes book, based on art. 130, caput and §1 of Law 6,404/76;

k. renumbering of §3 and §4;

l. inclusion of a paragraph stating that the Board of Directors has power to deliberate on the call of the General Meeting;

(lxix) renumbering of articles 43, 44, caput, and 45, caput;

(lxx) renumbering and alteration of art. 44, sole paragraph, including reference to the place of delivery of the documents evidencing the status of shareholder;

(lxxi) inclusion of a paragraph in the former art 44 stating that all shareholders who attend the necessary documentation for the participation at the meeting will be admitted to the General Meeting;

(lxxii) renumbering of art. 45, §1 and §2;

(lxxiii) inclusion of a paragraph in the former art 45 stating that Eletrobras will facilitate the participation and remote voting according to Instruction of the Securities and Exchange Commission - CVM;

(lxxiv) renumbering the title of Chapter IV, of the Administration;

(lxxv) renumbering of art. 46;

(lxxvi) amendment of §1 of art. 46 to indicate that the dividend distribution must also comply with the Dividend Distribution Policy;

(lxxvii) renumbering articles 47, 48 and 49;

(lxxviii) exclusion of art. 50 since it is already covered by another provision of the Bylaws;

(lxxix) renumbering of art. 51;

(lxxx) wording adjustment of the title of Chapter XI;

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(lxxxi) inclusion of article to indicate that the members of the Internal Audit, Ombudsman's Office and the Secretariat of Governance will be exercised by employees of Eletrobras or its companies;

(lxxxii) renumbering arts 52 and 53, caput;

(lxxxiii) wording adjustment of art. 53, item II;

(lxxxiv) inclusion of paragraph to the art 53 to provide that the occupants of trust position that carry out management acts generating pecuniary labor obligations without legal provision will be liable for the damages caused;

(lxxxv) renumbering and alteration of art. 54 to indicate that employee participation in profits or results should be subject of the guidelines established by the State Companies Control Secretariat;

(lxxxvi) renumbering of articles 55, 56, 57 and 58;

(lxxxvii) inclusion of article to register the linkage of the Internal Audit, Ombudsman and the Secretariat of Governance to the Board of Directors; and

(lxxxviii) Inclusion of Transitional Provisions Chapter with article to register deadline for installation and operation of the Audit and Risk Committee.

Pursuant to paragraph one of article 126 of Federal Act n. 6,404/76, as amended (“Business Corporations Act”) and to the decision of the CVM Board in case CVM RJ-2014/3578, on November 4th, 2014, the shareholder may be represented at the general meeting: (i) if a natural person, by an attorney-in-fact established less than 1 (one) year ago, pursuant to Act n. 6,404/76; (ii) if a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code and of Act n. 6,404/76; and (iii) if an investment fund, by its administrator and/or manager or, also, by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code.

The Company clarifies that, considering the possibility established in the second paragraph of article 21-A of CVM Instruction 481, as amended, it will offer to the Extraordinary General Meeting called hereby a mechanism for remote voting.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

Pursuant to the procedures provided for in CVM Instruction No. 481 of December 17, 2009, as amended ("CVM Instruction 481"), in the Reference Form of the Company and the instructions contained in the Proposal of the Board to the General Meeting hereby convened, the shareholder may exercise the right to vote through the completion and delivery of the Distance Voting Ballot ("Voting Ballot") made available by the Company on the Company websites (www.eletrobras.com/elb/ri) and the Brazilian Securities Commission - CVM (www.cvm.gov.br).

The Shareholder or his legal representative, Brazilian or foreign, aiming to ensure admission to the Meeting, pursuant to article 5 of CVM Instruction n. 481, of December 17, 2009, as amended ("CVM Instruction n. 481/09"), shall be required to submit the following documents:

•               Original or authenticated copy of the official identity document with photo, legally recognized as such in the national territory, within the validity period, in case of a natural person;

•                     Authenticated photocopy of the updated organization document (articles of incorporation or social contract), in case of a legal entity, and of the instrument that invests the administrators and/or representatives with powers for representation in the Meeting;

•                     Original or authenticated photocopy of the mandate instrument granted, and regularized by the law, by shareholder;

•                     The original shareholding position statement, provided by the depositary institution or custody, identifying the condition of shareholder; and

    In case of investment funds, the representative shall prove that he is a trustee of the fund or an attorney-in-fact duly appointed to the fund, pursuant to the provisions of the Law.

    In case of foreign legal entities, the documentation proving the powers of representation must undergo a notarization and consularization process, except in cases of exemption of documents issued in countries signatory to the Convention on the Elimination of the Requirement to Legalize Foreign Public Documents, held on October 5, 1961, and promulgated by Decree n. 8,660, dated January 29, 2016, provided that all its terms and conditions are observed. Documents drawn up in other languages, in accordance with the Act of Introduction to the Rules of Brazilian Law (Decree-Law n. 4,657, dated September 4, 1942, as amended), will only be accepted upon presentation of a sworn translation.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

Pursuant to the sole paragraph of article 44 of the Company's Articles of Incorporation, the documents evidencing the condition of shareholder and due representation shall be submitted up to 72h (seventy-two hours) prior to the Extraordinary General Meeting called hereby, to the Investor Relations Superintendence – DFR, Department of Market Service and Compulsory Loan – DFRM, at Presidente Vargas Avenue, 409 – 9th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 noon and from 2 p.m. to 5 p.m. However, all shareholders that appear with the documentation necessary for participation will be admitted to the Special Shareholders' Meeting called hereby.

The decisions will be made at the Extraordinary General Meeting by majority of votes, with each shareholder voting in proportion to his interest in the Company's capital stock.

Available to the shareholders at the Investor Relations Superintendence – DFR, in the Market information and Compulsory Loan Department  – DFRM, and at the websites of the Company (www.eletrobras.com/elb/age/), of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br) and of Bolsa, Brasil, Balcão S.A. – B3 (www.bmfbovespa.com.br) are all documents concerning to the matter that will be deliberated at the Extraordinary General Meeting, in accordance with article 135, § 3, of the Business Corporations Act and article 10 of CVM Instruction n. 481/09.

Brasília, October 27, 2017

José Guimarães Monforte

Chairman of the Board of Directors

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

MANAGEMENT PROPOSAL FOR

THE 168th EXTRAORDINARY GENERAL MEETING

1.           Procedures inherent to the Special Shareholders’ Meeting

To facilitate the understanding and attendance of the Shareholders to the above-mentioned Extraordinary General Meeting, the Company lists, below, some relevant information regarding the procedures for installation, participation and conduction of the meeting.

1.1.  Installation of the Extraordinary General Meeting

Pursuant to article 135 of Act n. 6,404/76, (“Business Corporations Act”), for the installation of the Extraordinary General Meeting, aiming at the reform of the articles of incorporation, on first call, the attendance of shareholders and/or their legal representatives, holding interest corresponding to at least two thirds of the voting capital stock of the Company will be necessary.

In case this percentage is not achieved, there will be another call, at least eight (8) days in advance, after which the Extraordinary General Meeting will be installed with any number of shareholders.

1.2.  Qualification and Participation in the Extraordinary General Meeting

In order to participate in the Extraordinary General Meeting, the Brazilian and foreign Shareholders shall prove the capacity of holders of shares issued by the Company, by submitting the following documents:

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

(a)     statement issued by the financial institution depositary of the book-entry shares issued by Eletrobras held by them, containing the indication of the respective share interest, dated at most two (2) days before the date of the Extraordinary General Meeting;

(b)     original or authenticated copy of an identification document legally recognized as such, with recent photograph and national validity, within the validity period, if applicable, in case of a natural person;

(c)      power of attorney, legally granted and regularized, in case of representation of the shareholder, in original version or authenticated copy with signature notarization, and in case of document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy;

(d)      copy of the updated organization documents and of the instrument that invests the representative with powers for representation in the Extraordinary General Meeting in case of a legal entity and, in case of a document drawn up abroad, its sworn translation into Portuguese, duly registered at the competent notary office, as well as the proof of its notarization and consularization, or alternatively, of its apostille in compliance with the applicable legislation, in original version or authenticated copy;

For the purposes of the documents described in item (d), the Company will accept (i) articles of incorporation and social contract, with certificate of the respective registration organ: simple copy of the original, provided that it is accompanied by the original certificate issued by the registration organ or its authenticated copy, attesting the registration of the document or authenticated copy of the registered instrument; and (ii) specifically in relation to the instrument that invests the representative with powers to vote on behalf of the legal entity shareholder, in case of a private power of attorney, it shall contain the notarized signature of the grantor of his representatives, as applicable. If such act corresponds to a meeting of the board of directors, the shareholder must provide in advance the proof of the filing and publication of the act in the competent registry.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

In the case of legal entities with representatives that are not named in the company's bylaws or a separate appointment procedure per act, it is necessary for the shareholder to prove the validity of the appointment by providing proof of the filing of the act in the competent registry.

In case of investment funds, the representative shall prove that he is an administrator of the fund or an attorney-in-fact duly appointed thereby, pursuant to the provisions of the applicable legislation.

In case of foreign legal entities, the documentation proving the powers of representation must be translated, by sworn translator, into Portuguese, and registered at competent registry office, and they must undergo a notarization and consularization process1.
However, under the terms of the Convention on the Elimination of the Requirement to Legalize Foreign Public Documents, held on October 5, 1961 and promulgated by Decree No. 8.660, of January 29, 2016, the Company shall waive consularization of foreign documents issued in signatory to the said Convention, provided that its apostille has been proven.

Documents drawn up in other languages, pursuant to the Law, will only be accepted upon presentation of a sworn translation duly registered at the competent registry office.

Pursuant to the sole paragraph of article 44 of the Company's Articles of Incorporation, the documents evidencing the condition of shareholder and due representation shall be submitted up to 72h (seventy-two hours) prior to the Extraordinary General Meeting called hereby, at the Investor Relations Superintendence – DFR, Market Information and Compulsory Loan Department – DFRM, at Presidente Vargas Avenue, 409 – 9th floor, in the City of Rio de Janeiro, State of Rio de Janeiro, from 8 a.m. to 12 noon and from 2 p.m. to 5 p.m.

1Pursuant to the Convention on the Elimination of the Requirement to Legalize Foreign Public Documents, held on October 5, 1961, and promulgated by Decree n. 8,660, dated January 29, 2016, the consularization of foreign documents issued in countries signatory of such convention is waived, provided that all its terms and conditions are observed.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

1.3.  Representation in the Extraordinary General Meeting

Pursuant to paragraph one of article 126 of the Business Corporations Act and of the decision of the CVM Board in case CVM RJ-2014/3578, rendered on the November 4, 2014, the shareholder may be represented at the Special Shareholders’ Meeting as follows: (a) if a natural person, by an attorney-in-fact established less than 1 (one) year ago, pursuant to the Business Corporations Act, (b) if a legal entity, by its legal representatives or by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code and of the Business Corporations Act, and (c) if an investment fund, by its administrator and/or manager or, also, by an attorney-in-fact appointed in accordance with its organization instruments and in compliance with the rules of the Brazilian Civil Code.

1.4.  Remote Voting

Pursuant to the provision contained in CVM Instruction n. 481/09, Eletrobras will grant to the Extraordinary General Meeting the possibility to participate at a distance by means of the Remote Voting Ballot, whose model is attached to this Proposal in its Annex I (“Voting Ballot”).

In order to participate in the Shareholders’ Meeting in this mode, the shareholders of the Company shall fill in the proper fields, sign the Voting Ballot and send it, alternatively, to: (i) the Registry Agent (as defined below) of the shares issued by the Company; (ii) the Custody Agent responsible for the custody of the shares issued by the Company held by them (“Custody Agent”), provided that he is apt to receive the Voting Ballot pursuant to CVM Instruction n. 481/09; or, also, (iii) directly to the Company.

In this regard, Eletrobras informs that the recording agent of its shares, namely, Banco Bradesco S.A., (“Registry Agent”), in accordance with the agreement signed with the Company, will receive the Voting Ballot of the shareholders of the Company in all of its bank branches scattered all over the national territory, observing the procedures established by the Registry Agent. The shareholders or their representatives shall go to any bank branch of the Recording Agent, with a valid original identification document containing photograph and, in case of shareholders considered legal entities and/or represented by an attorney-in-fact, the competent representation documents shall be presented, in addition to the Voting Bulletin.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

Furthermore, it is worth mentioning that in accordance with CVM Instruction n. 481/09, the custody agents may, but are not required to receive the Voting Ballots of the shareholders of the Company. For this reason, the shareholders should check with the respective Custody Agent if it will provide such service, as well as its costs and procedures. In case the Custody Agent opts to receive the Voting Ballots, the shareholders of the Company may also, at their exclusive discretion, send the Voting Ballot directly to such agents.

Also, pursuant to CVM Instruction n. 481/09, the shareholders may also send the Voting Ballot directly to the Company, and, in this case, they shall observe the following rules:

(i)           the Voting Ballot will only be received by the Company when it is sent physically, via postal service, addressed to the Investor Relations Superintendence of the Company, situated in the City of Rio de Janeiro, State of Rio de Janeiro, at Presidente Vargas Avenue, 409, Centro, 9th floor, ZIP CODE: 20071-003, or when sent by e-mail, to the following e-mail address: ombudsman-ri@eletrobras.com as long as the originals be submitted to the Company before the scheduled date of the Extraordinary General Meeting.

(ii)          the Voting Ballot shall contain the place, date and signature of the requesting shareholder. In case the shareholder is considered a legal entity in accordance with the Brazilian legislation, the signature shall be of its legal representative, or attorney-in-fact with powers for this type of act.

(iii)         the Voting Ballot sent directly to the Company shall be accompanied by the documentation that proves the capacity of shareholder or of legal representative of the signatory shareholder, observing, therefore, the requirements and formalities indicated in item 1.2 above.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

The Voting Ballot that is sent directly to the Company and is unaccompanied by the documentation necessary to prove the condition of shareholder, or to prove its representation will not be considered valid, and, as a consequence, will not be processed by the Company. However, it can be corrected and remitted by the shareholder to the Company, if observed the terms and procedures established in CVM Instruction 481.

The Voting Ballot that is received by the Recording Agent, by the Custody Agent (as applicable) and/or by the Company by 23 November, 2017 will be admitted, which date corresponds to the period of seven (7) calendar days that precedes the date of the Shareholders’ Meeting, in accordance with the provisions of article 21-B of CVM Instruction n. 481/09. The Voting Ballot delivered after the deadline mentioned above, will be considered invalid and will not be treated by the Company.

After the expiration date, if some voting ballots remain unfilled, the Company informs that it will consider them as abstaining from voting on that matters, pursuant CVM/SEP/01/2017.

2.           Clarifications on the Matters to be discussed in the Agenda

In compliance with the Business Corporations Act and with CVM Instruction n. 481, dated December 17, 2009, the explanations of the Management about the matter to be deliberated by the 168th Extraordinary General Meeting, to be held on November 30, 2017, will be presented below.

On June 30, 2016, Act n. 13,303, known as the "State Companies Act", was enacted, which established the legal status of public companies, mixed-capital companies and their subsidiaries within the Union, the Federal District and the Municipalities.

Among other provisions, the State Companies Act established the need for creation of internal organs and establishment of specific rules of corporate governance for the companies governed by it, which in turn, to be met, need statutory provisions.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

It should be noted that Act n. 13,303/17 entered into force on the date of its publication, except for the legal requirements that lead to statutory changes. In summary, the provisions of Act n. 13,303/17 that do not entail statutory change have immediate applicability. Nevertheless, even for the requirements that imply statutory reform, the Inter-ministerial Commission for Corporate Governance and Administration of Equity Interests of the Union (CGPAR) established an external calendar for the state enterprises to adjust their articles of incorporation, and the deadline for Eletrobras was determined as November 2017. Therefore, the urgency of the Company to adapt its practices to Act n. 13,303/17 is noteworthy.

In addition, B3 SA – Brasil, Bolsa, Balcão (“B3”), reinforcing the improvement of governance practices in companies directly or indirectly controlled by federal entities, has developed “State-Owned Governance Highlight Program” which establishes corporate governance measures to be adopted by those companies voluntarily, with regularly monitoring, at least, annually.

In this context, Eletrobras’ Board of Directors established as one of the goals of the "Business and Management Master Plan 2017-2021”, the achievement of the seal "State-Owned Governance Highlight Program", which motivated specific improvements in Eletrobras' Bylaws, as described in this Management Proposal hereby forwarded to the Extraordinary General Meeting of Eletrobras.

By means of the 167th Extraordinary General Meeting held on April 30, 2017, certain changes were approved in the Eletrobras’ Bylaws, especially with regard to the term of office of directors and fiscal counselors, however, the scope of this proposal is broader.

This Extraordinary General Meeting convened intends to align Eletrobras' Bylaws with current legislation, notably to the Act n. 13,303/17, and to improve Corporate Governance practices, especially those set forth in the B3’s "State-Owned Governance Highlight Program”.

It is important to explain that the reform of Articles of Incorporation depends on approval by SEST – Secretariat for Coordination and Governance of State Companies related to the Ministry of Planning.

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

Management Proposal & Call Notice | 168th Extraordinary General Meeting

Annex II to this Management Proposal sets forth the changes made to the wording of the Articles of Incorporation of the Company, origin and justification, as well as the legal and economic effects thereof, as required by article 11 of CVM Instruction n. 481.

The definitive, consolidated version of the Articles of Incorporation of the Company, considering all the proposed changes, is in Annex III to this Management Proposal.

2.1.     Eletrobras Legal Superintendence Opinion

In addition to the information indicated above and in the other annexes to this Management Proposal, the Company provides in Annex IV to this Management Proposal the complete opinion issued by its Legal Superintendence about compliance with the legislation and other rules applicable to this Statutory Reform of the Company.

2.2.     Management Conclusion on the Bylaws Reform

As discussed in Chapter 2, the Management believes that the Statutory Reform will improve the governance practices of the Company. Moreover, such changes are necessary in view of the requirements imposed by Act n. 13,303/17 and by the Decree that regulates it. Furthermore, in view of the foregoing, the Management of the Company recommends that the Shareholders carefully read all the documentation made available to them in relation to the main aspects of the Statutory Reform, including the Annexes to this Management Proposal, and then approve it without any restriction.

Brasília, October 27, 2017

José Guimarães Monforte

Chairman of the Board of Directors

DISCLAIMER: This document may contain forward-looking statements that reflect only our management's expectations, which are subject to risks and/or uncertainties (whether anticipated or not). The future results of our operations may differ from these expectations. Therefore, the reader should not rely solely on the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.